Mail Stop 4561

November 17, 2008

John W. Kozak
Chief Financial Officer
Park National Corporation
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500

Re: Park National Corp.
   Pre 14A
   Filed on October 29, 2008
   File Number 1-13006

Dear Mr. Kozak:

   We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

David S. Lyon
Senior Financial Analyst